Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

Cascades reports operating income of $43 million

Kingsey Falls, Québec, August 2, 2006 — Cascades Inc. (“Cascades”) (Symbol: CAS-TSX) reports net earnings of $33 million ($0.41 per share) for the quarter ended June 30, 2006 or $16 million ($0.20 per share) excluding specific items1 This compares with net earnings of $4 million ($0.05 per share) for the same period in 2005.

Financial Highlights

Selected consolidated information
(in millions of Canadian dollars, except amount per share)	Q2/2006	Q2/2005	Q1/2006

Sales from continuing operations	841	862	818
Operating income before depreciation (OIBD)[1]	85	77	71
Operating income from continuing operations	44	33	31
Net earnings	33	4	6
Basic net earnings per common share	$0.41	$0.05	$0.07
Cash flow from operations from continuing operations [1]	56	44	38
per common share [1]	$0.69	$0.54	$0.47

Excluding specific items [1]
Operating income before depreciation (OIBD)	84	73	69
Operating income from continuing operations	43	29	29
Net earnings	16	4	6
per common share	$0.20	$0.05	$0.07
Cash flow from operations from continuing operations	56	44	42
per common share	$0.69	$0.54	$0.52

Note 1 - see the supplemental information on non-GAAP measures note.

Business highlights

•                    Improved results due to generally higher prices and volumes in combination with lower energy costs and depreciation expenses;

•                    Cascades continues to address less performing assets namely by shutting its Fjordcell integrated pulp mill for an indefinite period; and

•                    Cascades completes the Versailles (Sprague) mill acquisition from Caraustar.

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “We are pleased with our recent results as they demonstrate our ability to adapt to a new business environment. These new realities may have led to difficult decisions in recent months, however they also comforted us with our strategies. With the help of our employees we intend to continue in this direction in order to further ensure the company’s financial health and stability.”

Three-month period ended June 30, 2006

Taking into account the reclassification in Q1 2006 of the Thunder Bay coated paper mill as a discontinued operation, sales decreased by 2% during the second quarter of 2006 amounting to $841 million compared to $862 million in 2005. Operating income from continuing operations amounted to $44 million which compares to the $33 million achieved for the same period last year. Generally speaking, higher volumes, selling prices and management’s emphasis on non-performing assets combined with a reduction in energy costs and depreciation expenses more than offset higher prices for fibre. The $33 million of net earnings realized during the second quarter includes amongst others, a $12 million after-tax unrealized foreign exchange gain on long-term debt and a $5 million recovery of future taxes resulting from the recently announced progressive reduction of Canadian corporation income taxes.

Six-month period ended June 30, 2006

Net earnings for the six-month period ended June 30, 2006 were $39 million ($0.48 per share) or $22 million when excluding certain specific items ($0.27 per share). This compares with net earnings of $4 million ($0.05 per share) or $3 million when excluding certain specific items ($0.04 per share) for the corresponding period in 2005. Operating income from continuing operations amounted to $75 million. This amount compares to $53 million achieved for the same period last year.

Outlook

Mr. Alain Lemaire, President and Chief Executive Officer added: “We anticipate business conditions will remain challenging for the remainder of the year given the potential softening of demand coming from the United-States, the volatility of the Canadian dollar and energy prices in addition to the recently observed fiber price increases. We will continue to be very proactive managing our costs, focusing on our nonperforming assets and integrating recent acquisitions. Furthermore, we also intend to continue exploring selective acquisition opportunities in our key business segments as well as the potential divestiture of a limited number of non-core assets.”

Dividend on common shares and normal course issuer bid

Cascades’ Board of Directors declared a quarterly dividend of $0.04 per share to be paid September 19, 2006 to shareholders of record at the close of business on September 6, 2006. Pursuant to its normal course issuer bid, the Company purchased during the second quarter 27 800 of its common shares for a total of 49 000 shares purchased for the first six months of the year.

Supplemental information on non-GAAP measures

Operating income before depreciation, operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation, operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation, operating income, cash flow from operations and cash flow from operations per share do not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation, operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income before depreciation excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings, which is a performance measure defined by Canadian GAAP is reconciled below to operating income, operating income excluding specific items and operating income before depreciation excluding specific items:

(in millions of Canadian dollars)	Q2/2006	Q2/2005	Q1/2006

Net earnings	33	4	6
Net loss from discountinued operations	1	3	3
Share of results of significantly influenced companies	(1)	(1)	(3)
Provision for income taxes	4	3	4
Foreign exchange loss (gain) on long-term debt	(14)	7	—
Realized gain on financial derivative instruments	—	(3)	—
Interest expense	21	20	21

Operating income	44	33	31
Specific items :
Unusual gain	—	(7)	—
Impairment loss on property, plant and equipment	—	2	—
Closure and restructuring costs	—	—	4
Unrealized loss (gain) on commodity derivative financial instruments	(1)	1	(6)
	(1)	(4)	(2)
Operating income—excluding specific items	43	29	29

Depreciation and amortization	41	44	40

Operating income before depreciation—excluding specific items	84	73	69

Supplemental information on non-GAAP measures (cont’d)

The following table reconciles net earnings and net earnings per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings			Net earnings per share [2]
(in millions of Canadian dollars, except amount per share)	Q2/2006	Q2/2005	Q1/2006	Q2/2006	Q2/2005	Q1/2006

As per GAAP	33	4	6	$0.41	$0.05	$0.07
Specific items :
Unusual gains	—	(7)	—	$—	$(0.07)	$—
Impairment loss on property, plant and equipment	—	2	—	$—	$0.02	$—
Closure and restructuring costs	—	—	4	$—	$—	$0.03
Unrealized loss (gain) on commodity derivative financial instruments	(1)	1	(6)	$(0.01)	$0.01	$(0.05)
Realized gain on financial derivative instruments	—	(3)	—	$—	$(0.03)	$—
Foreign exchange (gain) loss on long-term debt	(14)	7	—	$(0.15)	$0.07	$—
Included in discountinued operations	1	—	2	$0.01	$—	$0.02
Adjustment of statutory tax rate	(5)	—	—	$(0.06)	$—	$—
Tax effect on specific items	2	—	—
	(17)	—	—	$(0.21)	$—	$—
Excluding specific items	16	4	6	$0.20	$0.05	$0.07

Note 2 - specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations			Cash flow from operations per share
(in millions of dollars, except amounts per share)	Q2/2006	Q2/2005	Q1/2006	Q2/2006	Q2/2005	Q1/2006

Cash flow provided by operating activities	34	22	5
Changes in non-cash working capital components	22	22	33
Cash flow from operations	56	44	38	$0.69	$0.54	$0.47
Specific items :
Closure and restructuring costs	—	—	4	—	—	$0.05

Excluding specific items	56	44	42	$0.69	$0.54	$0.52

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 14 300 men and women who work in some 120 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers and thus offer superior performance to its shareholders. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For further information:	Source:

MEDIA	Mr. Christian Dubé
Mr. Hubert Bolduc	Vice-President and Chief Financial Officer
Vice-President, Communications
and Public Affairs
(819) 363-5100

INVESTORS
Mr. Marc Jasmin, C.M.A.
Director, Investor relations
(514) 282-2681

Consolidated Balance Sheets
(in millions of Canadian dollars)

		As at June 30,	As at December 31,
	Note	2006	2005
		(unaudited)
Assets

Current assets
Cash and cash equivalents		19	43
Accounts receivable		521	545
Inventories		478	537
		1,018	1,125
Property, plant and equipment		1,499	1,562
Other assets	7	242	233
Goodwill		131	126
		2,890	3,046
Liabilities and shareholders’ equity

Current liabilities
Bank loans and advances		48	44
Accounts payable and accrued liabilities		454	543
Current portion of long-term debt	8	8	8
		510	595
Long-term debt	8	1,190	1,289
Other liabilities	9	256	265
		1,956	2,149
Shareholders’ equity
Capital stock	12	266	264
Retained earnings		701	669
Cumulative translation adjustments		(33)	(36)
		934	897
		2,890	3,046

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Earnings
(in millions of Canadian dollars, except per share amounts)
(unaudited)

		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	Note	2006	2005	2006	2005
			(note 2)		(note 2)
Sales		841	862	1,659	1,664
Cost of sales and expenses
Cost of sales (exclusive of depreciation and amortization shown below)	11	680	708	1,353	1,369
Depreciation and amortization		41	44	81	87
Selling and administrative expenses		76	81	151	161
Impairment loss on property, plant and equipement		—	2	—	2
Closure and restructuring costs	4	—	—	4	—
Loss (gain) on commodity derivative financial instruments	5	—	1	(5)	2
Unusual gains		—	(7)	—	(10)
		797	829	1,584	1,611
Operating income from continuing operations		44	33	75	53

Interest expense		21	20	42	39
Gain on derivative financial instruments		—	(3)	—	(2)
Foreign exchange loss (gain) on long-term debt		(14)	7	(14)	9
		37	9	47	7
Provision for income taxes		4	3	8	2
Share of results of significantly influenced companies		(1)	(1)	(4)	(2)
Net earnings from continuing operations		34	7	43	7
Net loss from discountinued operations	2	(1)	(3)	(4)	(3)
Net earnings for the period		33	4	39	4

Basic and diluted net earnings from continuing operations per common share		$0.42	$0.08	$0.53	$0.08
Basic and diluted net earnings per common share		$0.41	$0.05	$0.48	$0.05
Weighted average number of common shares outstanding		80,797,384	81,319,877	80,803,314	81,335,177

Consolidated Statements of Earnings
(in millions of Canadian dollars, except per share amounts)
(unaudited)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,

	2006	2005	2006	2005

Balance - beginning of period	672	780	669	783
Net earnings for the period	33	4	39	4
Dividends	(4)	(4)	(7)	(7)
Excess of redemption price over paid-up capital	—	(1)	—	(1)
Balance - end of period	701	779	701	779

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Cash Flows
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods				For the 6-month periods
	ended June 30,				ended June 30,
	Note		2006	2005	2006	2005
			(note 2)			(note 2)

OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings from continuing operations			34	7	43	7
Adjustments for
Depreciation and amortization			41	44	81	87
Impairment loss on property, plant and equipement			—	2	—	2
Unrealized loss (gain) on commodity derivative financial instruments	5		(1)	1	(7)	2
Unusual gains			—	(7)	—	(10)
Unrealized gain on derivative financial instruments			—	(1)	—	—
Foreign exchange loss (gain) on long-term debt			(14)	7	(14)	9
Future income taxes			(4)	(8)	(8)	(18)
Share of results of significantly influenced companies			(1)	(1)	(4)	(2)
Others			1	—	3	2
			56	44	94	79
Change in non-cash working capital components			(22)	(22)	(55)	(109)
			34	22	39	(30)
INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchase of property, plant and equipment			(27)	(36)	(44)	(61)
Proceed from disposal of property, plant and equipment			—	15	—	19
Purchase (reduction) of other assets			1	(3)	1	(4)
Business acquisitions, net of cash acquired	6	(a)	(14)	—	(14)	(8)
			(40)	(24)	(57)	(54)
FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances			14	—	4	1
Change in revolving credit facilities, net of related expenses			(21)	64	(52)	140
Increase in other long-term debt			—	—	1	1
Payments of other long-term debt			(2)	(60)	(6)	(62)
Net proceeds from issuance of shares and others			—	—	1	—
Redemption of common shares			12	(1)	(1)	(1)
Dividends			(4)	(4)	(7)	(7)
			(14)	(1)	(60)	71
Change in cash and cash equivalents during the period from continuing operations			(20)	(3)	(78)	(13)
Change in cash and cash equivalents from discountinued operations, including proceeds on disposal	2, 6(b)		—	12	57	14
Change in cash and cash equivalents during the period from continuing operations			(20)	9	(21)	1
Translation adjustments on cash and cash equivalents			(2)	—	(3)	1
Cash and cash equivalents - Beginning of period			41	23	43	30
Cash and cash equivalents - End of period			19	32	19	32

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Notes to Interim Consolidated Financial Statements
(tabular amounts in millions of Canadian dollars)
(unaudited)

NOTE 1 - ACCOUNTING POLICIES

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies.

NOTE 2 - DISCOUNTINUED OPERATIONS

During the fourth quarter of 2004, the Company decided to initiate a divestiture plan for its distribution activities in the Fine papers and Tissue papers segments. In addition, as announced in 2005, the Company ceased its operations at its Fine papers Thunder Bay, Ontario mill on January 21, 2006. Consequently, the assets, liabilities, earnings and cash flows from these activities for the current period and for all comparative periods, are classified as discountinued operations. The comparative financial information of 2005 has been restated to reflect this change. As further described in note 6, the Company sold the distribution activities of its Fine papers papers segment. Financial information relating to these discountinued operations is as follows:

	June 30,	December 31,
	2006	2005
Condensed balance sheet
Current assets	—	158
Long-term assets	—	34
Current liabilities	—	44

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2006	2005	2006	2005
Condensed statement of earnings
Sales	1	138	78	292
Operating loss 1	(1)	(2)	(5)	—
Interest expense	—	1	1	3
Recovery of income taxes	—	—	(2)
Net loss from discountinued operations	(1)	(3)	(4)	(3)
Net loss per share from discountinued operations	$(0.01)	$(0.03)	$(0.05)	$(0.03)

Condensed statement of cash flows
Cash flows from operating activities	—	12	(20)	1
Cash flows from investing activities (note 6 b))	—	—	77	14
Cash flows from financing activities	—	—	—	(1)

1-                 Includes an additional provision for restructuring and closure costs in the amount of $1 million for the second quarter of 2006 ($3 million for the 6-month period).

NOTE 3 - MEASUREMENT UNCERTAINTY

The Company evaluates the net book value of its long-lived assets when events or changes in circumstances indicate that the net book value of the assets may not be recoverable. To evaluate long-lived assets, the Company determines if the undiscounted future cash flows from operating activities exceed the net book value of the assets at the valuation date. Estimates of future cash flows and fair value are based on judgment and could change.

On June 29, 2006, the Company announced that it ceased operations at its FjordCell pulp mill of the Boxboard group for an indefinite period of time. The business environment which has been marked by a strong appreciation of the Canadian dollar compared to the US dollar as well as high wood and energy costs dictates this course of action. The Company is monitoring the situation closely and is committed to re-evaluating the situation should conditions affecting operating costs, the exchange rate and the selling price improve. Given this indefinite period, the uncertainty of the operating cost and the impairment test performed, no impairment charge was recorded on the net book value of the property, plant and equipment, which stood at $47 million as at June 30, 2006.

NOTE 4 - CLOSURE AND RESTRUCTURING COSTS

In 2005, the Company and a joint-venture company announced the permanent shutdown of certains operating units and production equipment. Following the closures announced in 2005, the Company and a joint-venture company recorded, in 2006, additional restructuring and closure costs related to the fine papers and containerboard segments, respectively in the amount of $6 million ($3 million of which is included in discountinued operations) and $1 million (representing the Company’s shares).

The following table provides a reconciliation of all closure and restructuring cost provisions:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2006	2005	2006	2005
Balance at beginning of period	41	—	55	—
Additionnal provision
Severance and pension liability	1	—	7	—
Payments	(3)	—	(23)	—
Balance at end of period	39	—	39	—

NOTE 5 - LOSS (GAIN) ON COMMODITY DERIVATIVE FINANCIAL INSTRUMENTS

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2006	2005	2006	2005
Realized loss on commodity derivatives financial instruments	1	—	2	—
Unrealized loss (gain) on commodity derivative financial instruments	(1)	1	(7)	2
	—	1	(5)	2

NOTE 6 - BUSINESS ACQUISITION AND DISPOSAL

a) On April 25, 2006 the Company’s packaging segment, announced that it has acquired certain assets from the paperboard division of Simkins Industries «Simkins» located in Ridgefield, New Jersey and in New Haven, Connecticut, for $14 million (US$ 12.5 million). The board mill located in Ridgefield, New Jersey has been closed by Simkins while the mill in New Haven will continue to operate during a transition period, the duration of which has yet to be finalized with Simkins. Concurrently with the purchase of these assets, the Company and Simkins entered into a Supply Agreement for the supply of recycled coated boxboard to Simkins’ folding carton plants.

The following allocation of the purchase price to the identifiable assets acquired and liabilities assumed, which is not finalized, resulted in a deductible goodwill of $ 7 million (US$ 6 million).

Acquired company	Simkins
Business segment	Packaging
Customer relationship and client lists	11
Goodwill	7
18
Other liabilities	4
Total consideration paid	14

b) On February 28, 2006, the Company sold the distribution activities of its Fine papers segment for a total estimated consideration of $87million. Of the total selling price, $77 million was received at this date and the balance will be received at the final closing date which is expected to take place before the end of the year. These assets were recorded at their net estimated realizable value at the end of 2005 and no further adjustment was required in the first quarter of 2006 based on the estimated considerations above.

Assets and liabilities at the time of disposal where as follows:

Business segment	Fine papers
Accounts receivable	56
Inventories	49
Property, plant and equipment	5
110
Accounts payable and accrued liabilities	(23)
87
Balance of sale price, classified in accounts receivable	(10)
Total consideration received	77

NOTE 7 - OTHER ASSETS

	June 30, 2006	December 31, 2005
Investments in significantly influenced companies	93	90
Other investments	8	8
Deferred charges	33	36
Employee future benefits	45	46
Fair value of derivative financial instruments	2	—
Customer relationship and client lists	47	38
Other finite-life intangible assets	14	15
	242	233

NOTE 8 - LONG-TERM DEBT

	June 30, 2006	December 31, 2005
7.25% unsecured senior notes	753	787
Revolving and term credit facility	220	267
Other debt from subsidiaries	25	30
Other debt from joint ventures	200	213
	1,198	1,297
Current portion	8	8
	1,190	1,289

NOTE 9 - OTHER LIABILITIES

	June 30, 2006	December 31, 2005
Employee future benefits	88	85
Future income taxes	149	160
Unrealized gain on derivative financial instruments	1	6
Legal settlement	10	10
Other	8	4
	256	265

NOTE 10 - INTERESTS IN JOINT VENTURES

The major components of the interests in joint ventures in the consolidated financial statements are as follow:

	June 30,	December 31,
	2006	2005
Consolidated balance sheets
Current assets	223	224
Long-term assets	484	486
Current liabilities	105	101
Long-term debt, net of current portion	200	212
Cash and cash equivalents	9	18
Total assets	707	710
Total debt	213	222

	For the 3-month periods ended		For the 6-month periods ended
	June 30,		June 30,
	2006	2005	2006	2005
Consolidated statements of earnings
Sales	209	205	392	388
Depreciation and amortization	8	8	17	17
Operating income	22	15	34	34
Interest expense	3	3	7	6
Net earnings	19	9	28	20
Consolidated statements of cash flows
Operating activities	15	18	12	17
Investing activities	(10)	(11)	(16)	(10)
Financing activities	(3)	(1)	(4)	(1)
Additionnal information
Dividends received by the Company from joint ventures		1	15	16

NOTE 11 - ADDITIONAL INFORMATION

	For the 3-month periods ended		For the 6-month periods ended
	June 30,		June 30,
	2006	2005	2006	2005
(a) Cost of sales
Foreign exchange gain	—	1	—	1
(b) Employee future benefits expenses
Defined benefit pension plans	3	3	6	6
Other employee future benefit plans	2	2	4	4
Defined contribution pension plans	1	1	2	2
(c) Supplemental disclosure
Depreciation of property, plant and equipment	39	43	78	86
Amortization of other assets	2	1	3	2
Amortization of deferred financing cost
included in interest expense	1	1	2	2
Interest paid	7	9	40	42
Income taxes paid	10	14	4	21

NOTE 12 - CAPITAL STOCK

As at June 30, 2006, the capital stock issued and outstanding consisted of 80,801,258 common shares (80,818,540 as at December 31,2005).As at June 30, 2006, 2,448,354 stock options were issued and outstanding (2,115,167 as at December 31, 2005). During the period, 31,718 options were exercised and 52,511 were forfeited. In addition, the Company issued 417,416 options at an exercice price of $11.49.

In 2006, in the normal course of business, the Company renewed its redemption program of a maximum of 4,040,417 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The redemption authorization is valid from March 13, 2006 to March 12, 2007. As of June 30, 2006, the Company redeemed 49,000 common shares under this redemption program for a consideration of approximately $0.6 million.

NOTE 13 - SUBSEQUENT EVENT

On April 21, 2006, the Company’s announced the acquisition of the assets of Caraustar Industries’s coated recycled boxboard mill located in Sprague, Connecticut for a total purchase price of $16.5 million (US$ 14.5 million). This transaction was closed on July 19,
2006.

Selected Segmented Information
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended		For the 6-month periods ended
	June 30,		June 30,
	2006	2005	2006	2005
		(note 2)		(note 2)

Sales
Packaging products
Boxboard
Manufacturing	167	179	339	355
Converting	185	186	369	349
Eliminations and others	(3)	(3)	(6)	(5)
	349	362	702	699
Containerboard (1)
Manufacturing	86	90	168	177
Converting	131	130	251	249
Eliminations and others	(54)	(49)	(104)	(95)
	163	171	315	331
Specialty products	128	134	253	261
Eliminations	(13)	(15)	(24)	(25)
	627	652	1,246	1,266
Tissue papers
Manufacturing and Converting	182	178	351	345
Distribution	—	—	—	22
Eliminations	—	—	—	(9)
	182	178	351	358
Fine papers
Manufacturing	48	83	103	164
Distribution	—	107	68	214
Eliminations	—	(8)	—	(18)
	48	182	171	360
Eliminations	(15)	(12)	(31)	(28)
Discountinued operations	(1)	(138)	(78)	(292)
Consolidated total	841	862	1,659	1,664

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Selected Segmented Information

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2006	2005	2006	2005
		(note 2)		(note 2)
Operating income (loss) before depreciation and amortization and operating income from continuing operations
Packaging products
Boxboard
Manufacturing	—	3	4	8
Converting	16	12	32	27
Others	(1)	(3)	(3)	(3)
	15	12	33	32
Containerboard(1)
Manufacturing	12	3	20	9
Converting	12	12	23	26
Others	2	3	2	5
	26	18	45	40
Specialty products	11	12	21	21
	52	42	99	93
Tissue papers
Manufacturing and Converting	29	28	58	47
Distribution	—	—	—	2
	29	28	58	49
Fine papers
Manufacturing	2	(3)	(6)	(8)
Distribution	(1)	2	—	5
	1	(1)	(6)	(3)
Corporate	2	6	—	2
Discountinued operations	1	2	5	(1)
Operating income before depreciation and amortization from continuing operations
	85	77	156	140
Depreciation and amortization
Boxboard	(17)	(19)	(34)	(38)
Containerboard(1)	(10)	(9)	(20)	(19)
Specialty products	(4)	(6)	(8)	(11)
Tissue papers	(10)	(9)	(19)	(18)
Fine papers	(2)	(3)	(4)	(6)
Corporate and eliminations	2	2	4	4
Discountinued operations	—	—	—	1
	(41)	(44)	(81)	(87)
Operating income from continuing operations	44	33	75	53

(1)    The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Selected Segmented Information

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2006	2005	2006	2005
		(note 2)		(note 2)
Purchase of property, plant and equipment
Packaging products
Boxboard
Manufacturing	1	2	2	4
Converting	7	9	12	13
Others	2	1	2	2
	10	12	16	19
Containerboard(1)
Manufacturing	6	2	8	3
Converting	3	3	6	6
Others	—	4	—	4
	9	9	14	13
Specialty products	2	2	4	5
	21	23	34	37
Tissue papers
Manufacturing and Converting	3	10	5	17
Distribution	—	—	—	—
	3	10	5	17
Fine papers
Manufacturing	2	1	3	5
Distribution	—	—	—	—
	2	1	3	5
Corporate	1	2	2	2
Discountinued operations	—	—	—	—
Consolidated total	27	36	44	61

(1)    The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Additional information

(in millions of Canadian dollars, except shipments and share information)

(unaudited)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2006	2005	2006	2005
Common shares - Toronto Stock Exchange
High	$11.99	$13.15	$11.99	$13.95
Low	$10.51	$11.13	$9.66	$11.13
Volume	5,246,000	5,184,000	10,801,000	11,569,000
Shipments (in thousands)
Packaging products
Manufacturing (s.t.)
Boxboard	232	223	472	436
Containerboard (1)	180	184	360	363
Specialty products (paper only)	50	51	100	98
Converting (square feet)
Containerboard (1)	777	1,791	3,425	3,421
Tissue papers (s.t.)	114	104	218	203
Fine papers (s.t.)
Uncoated papers	36	31	71	59
Coated papers	—	37	15	77

(1)    The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization and operating income are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization and operating income because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization and operating income provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization and operating income do not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization and operating income are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization and operating income may differ from that of other com

Net earnings, which is a performance measure define by Canadian GAAP is reconcilied below to operating income and to operating income before depreciation and amortization:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2006	2005	2006	2005
Net earnings for the period	33	4	39	4
Net loss from discountinued operations	1	3	4	3
Share of results of significantly influenced companies	(1)	(1)	(4)	(2)
Provision for income taxes	4	3	8	2
Foreign exchange loss (gain) on long-term debt	(14)	7	(14)	9
Gain on derivative financial instruments	—	(3)	—	(2)
Interest expense	21	20	42	39
Operating income from continuing operations	44	33	75	53
Depreciation and amortization	41	44	81	87
Operating income before depreciation and amortization	85	77	156	140